

December 9, 2013

Via E-mail
Mark P. Kalvoda
Chief Financial Officer
Titan Machinery Inc.
644 East Beaton Drive
West Fargo, ND 58078

> **Re: Titan Machinery Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 10, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2013**
> **File No. 001-33866**

Dear Mr. Kalvoda:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2013

Business, page 1

1. In future filings, please consider providing an enhanced discussion of the material terms of the dealership agreements you have entered into with CNH. In this regard, we note that you provide some of the terms of such agreements on page 8. For example, please tell us whether the dealership agreements mandate certain pricing terms and/or non-compete provisions. In doing so, please explain why you have chosen to enter into these arrangements with CNH. Please tell us what your future disclosure will look like.

Management's Discussion and Analysis, page 32

2. In future filings, please ensure that you provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

- An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

In this regard, we believe a more robust discussion of the agricultural and construction industries and trends therein would be helpful to readers. We note that your most recent Form 10-Q for the period ended October 31, 2013 mentions a decline in revenue caused by "decreases in agricultural commodity prices, increased agricultural equipment prices and continued difficult conditions in the construction industry." Please elaborate upon these trends and tell us what your future disclosure will look like.

Definitive Proxy Statement on Schedule 14A filed April 24, 2013

Executive Compensation, page 18

3. We note your disclosure on page 21 stating that under the 2013 Executive Bonus Plan, 20% of the eligible bonus was based on the achievement of personal position-specific goals, which were related to the Company's market share for its major product lines for Mr. Meyer and Mr. Christianson. In future filings, please describe in greater detail the elements of the personal position-specific goals that resulted in the payout under the plan to Mr. Kalvoda. In this regard, we note your statement that "[f]or Mr. Kalvoda, some target goals on his position specific goals were achieved." Refer to Item 402(b)(2)(vii) of Regulation S-K. Please tell us what your future disclosure will look like.

<u>Equity Incentive Awards, page 22</u>

4. We note your indication here that Mr. Kalvoda will receive a restricted stock award in an amount determined at the discretion of Mr. Meyer and Mr. Christianson, based on an evaluation of several performance-based metrics. In future filings, please elaborate upon the basis for the amount of the stock grant that was awarded to Mr. Kalvoda by disclosing the performance-based metrics. Please tell us what your future disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, Staff Attorney, Jennifer López at (202) 551-3792 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director